General Metals Corporation

615 Sierra Rose Drive, Suite 1

Reno, NV  89511

August 25, 2009

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re: General Metals Corporation Item 4.02 Form 8-K Filed August 7, 2009 File No. 000-30230

In connection with your comment letter dated August 12, 2009, General Metals Corporation (the “Company”) acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL METALS CORPORATION

Per:	/s/ Stephen Parent
President and CEO

August 25, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re: General Metals Corporation Item 4.02 Form 8-K Filed August 7, 2009 File No. 000-30230

We refer to your letter of August 12, 2009 addressed to the Company with your comments on the Company's Form 8-K, filed June 26, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Item 4.02 8-K filed August 7, 2009

1.

When you file the amendments to Form 10-Q for the quarterly periods in fiscal year 2009 and the fiscal year 2009 Form 10-K, please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclusion that your disclosure controls and procedures are effective, despite the restatement, describe the basis for the officers' conclusions.

The following language was included in our fiscal year Form 10-K filed on August 13, 2009:

“As of April 30, 2009, the year end covered by this report, we carried out an evaluation, under the supervision and with the participation of our president and chief executive officer (who is acting as our principal executive officer) and our chief financial officer (who is acting as our principal financial officer and principle accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our president and chief executive officer (who is acting as our principal executive officer) and our chief financial officer (who is acting as our principal financial officer and principle accounting officer) concluded that our disclosure controls

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com and procedures were not effective as of the end of the period covered by this annual report.”

We will include identical (except for the filing period) language in each of the amendments to Form 10-Q for the quarterly periods in fiscal year 2009.

In addition we will add the following paragraph to the end of the amended 8-K filing:

Based on the foregoing, our president and chief executive officer (who is acting as our principal executive officer) and our chief financial officer (who is acting as our principal financial officer and principle accounting officer) concluded that our internal controls were deemed to be ineffective for the periods identified herein.  In addition, the disclosure controls and procedures were erroneously identified as effective in the Company’s Quarterly Reports on Form 10-Q for each of the quarterly periods ended July 31, 2008, October 31, 2008 and January 31, 2009 and the Form 10-K for the year ended April 30, 2008.  The disclosure controls and procedures for the periods identified in this paragraph were not effective.

2.

It appears the accounting errors discussed in your Item 4.02 Form 8-K also impact your previously issued financial information contained in your Form 10-K. Please amend your Form 8-K to disclose, if true, that your Form 10-K for the period ended April 30, 2008 should not be relied upon and advise us. Furthermore, please revise your disclosures to address the correction of the errors for the year ended April 30, 2008.

The following paragraph will replace paragraph 1 in the amended Form 8-K:

As a result of a review of the Company’s significant transactions, in preparing for our audit for the year ended April 30, 2009, we identified certain errors that have a material impact on our previously issued financial information contained in Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and January 31, 2009 and the Form 10-K for the year ended April 30, 2008.

The following paragraph will replace paragraph 2 in the amended Form 8-K:

In performing these reviews the Company discovered that capitalized acquisition costs for two mineral properties were not appropriately valued on the acquisition dates.  Both of these acquisitions occurred prior to the fiscal year ended April 30, 2008.  The impacts of these errors on the Form 10-K for the year ended April 30, 2008 are fully explained in the "As reported" and "As restated" format in footnote 3 to the financial statements included in our Form 10-K for the year ended April 30, 2009 filed August 13, 2009.  The impacts of the corrections on the quarterly financial information filed during fiscal 2009 are primarily balance sheet related since the majority of the acquisition costs were paid with Company common stock.

The following paragraph will replace paragraph 5 in the amended Form 8-K:

On August 4, 2009, upon the recommendation of management and in discussion and concurrence with Mark Bailey and Company, Ltd., the Company’s independent registered public accountants, the Audit Committee of the Board of Directors of the Company concluded that the previously issued financial statements contained in the Company’s Quarterly Reports on Form 10-Q for

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com each of the quarterly periods ended July 31, 2008, October 31, 2008 and January 31, 2009 and the Form 10-K for the year ended April 30, 2008 should not be relied upon due to the above errors.

3.

Your disclosures provide little quantitative insight into the significance of your misstatements as they relate to your income statements and balance sheets. Please amend your filing to disclose their impact on your financial statements for the corresponding periods and the affected financial statement accounts including their "As reported" and "As restated" amounts and advise us.

Due to presently having very limited staff, the focus was on filing an accurate Form 10-K for the year ended April 30, 2009 timely which was completed on August 13, 2009.  The quantitative insight into the significance of our misstatements as they relate to our income statements and balance sheets on Forms 10-Q for each of the periods ended July 31, 2008, October 31, 2008, and January 31, 2009 has not yet been completed.  We anticipate completing the quantitative analysis on the quarter ended July 31, 2008 within the next two weeks and file amended financial statements on the face of the amended Form 10-Q for that period immediately thereafter.  We anticipate completing the quantitative analysis on the quarter ended October 31, 2008 and January 31, 2009 before the end of September.

I apologize for the delay in responding to the above referenced letter.  Immediately upon filing the timely Form 10-K for the year ended April 30, 2009 on August 13, 2009, I left the office on family and personal matters returning to the office August 24, 2009.  During that period I was not in a position to review and prepare the response needed on these important matters.

Sincerely;
GENERAL METALS CORPORATION

By:	/s/ Daniel J. Forbush
Daniel J. Forbush Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com